UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated November 15, 2010: Paragon Shipping Inc. Reports Third Quarter and Nine Months Ended September 30, 2010 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 15, 2010	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING INC. REPORTS THIRD QUARTER AND NINE MONTHS ENDED

SEPTEMBER 30, 2010 RESULTS

ATHENS, Greece, November 15, 2010 - Paragon Shipping Inc. (NYSE: PRGN), or the Company, a global shipping transportation company specializing in drybulk cargoes and containers, announced today its results for the third quarter and nine months ended September 30, 2010.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “We are pleased to announce our 13th consecutive profitable quarter. Our adjusted EPS of $0.17 represents a $0.04 increase compared to our previous quarter and was a result of our chartering, cost control and risk management strategies. Excluding our scheduled drydockings, we managed to increase the third quarter’s utilization rate to 99.8%. Regarding our latest fleet developments, the third quarter of 2010 had been very active. We took delivery of three vessels, the M/V Dream Seas and the two 2010-built containerships. Our latest acquisitions enabled us to diversify our operations into a new sector of the shipping industry with strong upside potential. Furthermore, being consistent with our fleet renewal policy, we managed to improve the average age of our fleet from 8.4 years as of January 1, 2010, to 6.3 years as of today.”

Mr. Bodouroglou concluded, “We have secured significant protection against charter market fluctuations by having contractually fixed 98% of our revenue days in 2011. We also expect to be able to maintain our continued fleet growth as a result of our newbuilding program, comprising seven drybulk carriers that are currently under construction. Consistent with our divined policy, we continue to pay a quarterly dividend of $0.05 per share. Summarizing, Paragon evolves through the path of sustainability and growth.”

Third Quarter 2010 Financial Results:

Time charter revenue for the third quarter of 2010 was $28.7 million, compared to $40.1 million for the third quarter of 2009. The Company reported net income of $4.1 million, or $0.08 per basic and diluted share for the third quarter of 2010, calculated on 49,482,858 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the third quarter of 2009, the Company reported net income of $18.0 million, or $0.40 per basic and diluted share, calculated on 44,653,942 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the third quarter of 2010 was $8.8 million, or $0.17 per basic and diluted share. This compares to adjusted net income of $15.1 million, or $0.33 per basic and diluted share for the third quarter of 2009. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $15.5 million for the third quarter of 2010, compared to $28.4 million for the third quarter of 2009. This was calculated by adding to net income of $4.1 million for the third quarter of 2010, net interest expense and depreciation that in the aggregate amounted to $11.4 million for the third quarter of 2010. Adjusted EBITDA, excluding all non-cash items described below, was $19.6 million for the third quarter of 2010, compared to $24.9 million for the third quarter of 2009. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated an average of 13.1 vessels during the third quarter of 2010, earning an average time charter equivalent rate, or TCE rate, of $22,864 per day, compared to an average of 12.0 vessels during the third quarter of 2009, earning an average TCE rate of $34,687 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the third quarter of 2010 were $8.6 million, or approximately $7,150 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $2.4 million of share-based compensation for the period. For the third quarter of 2009, total adjusted operating expenses were $6.6 million, or approximately $5,983 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.4 million of share-based compensation.

Third Quarter 2010 Non-cash Items

The Company’s results for the three months ended September 30, 2010 included the following non-cash items:

▪

Non-cash depreciation expense of $0.7 million, or $0.01 per basic and diluted share, associated with below market time charters attached to vessels acquired, which increases depreciation expense (amortized over the remaining useful life of the vessel) for the three months ended September 30, 2010.

▪

An unrealized loss from interest rate swaps of $1.6 million, or $0.03 per basic and diluted share, for the three months ended September 30, 2010.

▪

Non-cash expenses of $2.4 million, or $0.05 per basic and diluted share, relating to the amortization for the three months ended September 30, 2010, of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.

In the aggregate, these non-cash items decreased net income by $4.7 million, or $0.09 to earnings per basic and diluted share, for the three months ended September 30, 2010.

Dividend Declared

The Company’s Board of Directors declared a quarterly dividend of $0.05 per share with respect to the third quarter of 2010, payable on or about December 6, 2010 to shareholders of record as of the close of business on November 26, 2010.

Recent Fleet Developments

On July 5, 2010, the Company had entered into a Memorandum of Agreement for the sale of the M/V Clean Seas, a 1995 built Handymax drybulk carrier, to an unrelated third party for $23.5 million less 3.5% commission. On October 12, 2010, M/V Clean Seas was delivered to its new owners. The net profit from the sale of the vessel was $0.2 million.

Time Charter Coverage Update

Pursuant to its time chartering strategy, Paragon Shipping Inc. mainly employs vessels under fixed rate time charters for periods ranging from one to five years. Assuming all charter options are exercised but excluding the newbuilding vessels which are under construction, the Company has secured under such contracts 98%, 55% and 25% of its fleet capacity in the remainder of 2011, in 2012 and in 2013, respectively.

Cash Flows

For the nine months ended September 30, 2010, the Company generated net cash from operating activities of $48.6 million, compared to $62.2 million for the nine months ended September 30, 2009. For the nine months ended September 30, 2010, net cash used in investing activities was $184.2 million and net cash from financing activities was $6.3 million. For the nine months ended September 30, 2009, net cash used in investing activities was $32.8 million and net cash from financing activities was $38.1 million.

Nine months ended September 30, 2010 Financial Results:

Time charter revenue for the nine months ended September 30, 2010 was $89.6 million, compared to $124.0 million for the nine months ended September 30, 2009. The Company reported net income of $20.6 million, or $0.40 per basic and diluted share for the nine months ended September 30, 2010, calculated on 49,481,979 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the nine months ended September 30, 2009, the Company reported net income of $53.0 million, or $1.50 per basic and diluted share, calculated on 34,951,005 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the nine months ended September 30, 2010 was $23.6 million, or $0.46 per basic and diluted share. This compares to adjusted net income of $46.4 million, or $1.32 per basic and diluted share for the nine months ended September 30, 2009. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $52.6 million for the nine months ended September 30, 2010, compared to $87.4 million for the nine months ended September 30, 2009. This was calculated by adding to net income of $20.6 million for the nine months ended September 30, 2010, net interest expense and depreciation that in the aggregate amounted to $32.0 million for the nine months ended September 30, 2010. Adjusted EBITDA, excluding all non-cash items described below, was $53.6 million for the nine months ended September 30, 2010, compared to $78.8 million for the nine months ended September 30, 2009. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated 11.8 vessels during the nine months ended September 30, 2010, earning an average time charter equivalent rate, or TCE rate, of $26,980 per day, compared to an average of 12.0 vessels during the nine months ended September 30, 2009, earning an average time charter equivalent rate of $36,219 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the nine months ended September 30, 2010 were $23.2 million, or approximately $7,213 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $7.3 million of share-based compensation for the period. For the nine months ended September 30, 2009, total adjusted operating expenses were $20.3 million, or approximately $6,183 per day, including vessel operating expenses, management fees and general and administrative expenses and drydocking costs, but excluding $0.7 million of share-based compensation.

Nine months ended September 30, 2010 Non-cash Items

The Company’s results for the nine months ended September 30, 2010 included the following non-cash items:

▪

Non-cash revenue of $5.3 million and depreciation expense of $2.1 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $3.2 million to net income, or $0.06 to basic and diluted earnings per share, for the nine months ended September 30, 2010.

▪

Profit on sale of MV Blue Seas of $0.3 million, or $0.01 per basic and diluted share.

▪

An unrealized gain from interest rate swaps of $0.8 million, or $0.02 per basic and diluted share, respectively, for the nine months ended September 30, 2010.

▪

Non-cash expenses of $7.3 million, or $0.15 per basic and diluted share, relating to the amortization for the nine months ended September 30, 2010, of the compensation cost recognized for restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items decreased net income by $3.0 million, or $0.06 to earnings per basic and diluted share, for the nine months ended September 30, 2010.

Conference Call and Webcast:

The Company’s management will host a conference call to discuss its third quarter and nine months ended September 30, 2010 results on November 16, 2010 at 10:00 am Eastern Time.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US). Please quote "Paragon."

A replay of the conference call will be available until November 23, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is +44 (0) 1452 550 000 and the access code required for the replay is: 55939564#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Paragon Shipping website (www.paragonship.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes and containers. The Company’s current fleet consists of eleven drybulk vessels with a total carrying capacity of 747,994 dwt and two containership with a total carrying capacity of 6,852 TEU.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Investor Relations / Media
Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com

- Tables Follow -

Updated Fleet List

The following tables represent our drybulk fleet and the newbuilding vessels that we have agreed to acquire, as well as our containership fleet as of November 15, 2010.

Drybulk Fleet

Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Handymax
Crystal Seas	Handymax	43,222	1995
Total Handymax	1	43,222
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Grand Total	11	747,994

Newbuildings that we have agreed to acquire

Name	Type	Dwt	Expected Delivery
Kamsarmax
Hull no. 619	Kamsarmax	82,000	2012
Hull no. 622	Kamsarmax	82,000	2012
Hull no. 624	Kamsarmax	82,000	2012
Total Panamax	3	246,000
Handysize
Hull no. 604	Handysize	37,200	2011
Hull no. 605	Handysize	37,200	2011
Hull no. 612	Handysize	37,200	2012
Hull no. 625	Handysize	37,200	2012
Total Handymax	4	148,800
Grand Total	7	394,800

Containership Fleet

Name	TEU	Dwt	Year Built
Box Voyager	3,426	42,650	2010
Box Trader	3,426	42,650	2010
Total	6,852	85,300

Summary Fleet Data

	Quarter Ended September 30, 2009	Quarter Ended September 30, 2010
FLEET DATA
Average number of vessels (1)	12.0	13.1
Available days for fleet (2)	1,097	1,180
Calendar days for fleet (3)	1,104	1,206
Fleet utilization (4)	99%	98%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	34,687	22,864
Time charter equivalent adjusted (5)	30,399	22,864
Vessel operating expenses (6)	4,278	4,522
Drydocking expenses (7)	22	659
Management fees (8)	818	931
General and administrative expenses adjusted (9)	865	1,038
Total vessel operating expenses adjusted (10)	5,983	7,150

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
FLEET DATA
Average number of vessels (1)	12.0	11.8
Available days for fleet (2)	3,239	3,126
Calendar days for fleet (3)	3,276	3,211
Fleet utilization (4)	99%	97%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	36,219	26,980
Time charter equivalent adjusted (5)	31,923	25,293
Vessel operating expenses (6)	4,525	4,496
Drydocking expenses (7)	27	637
Management fees (8)	813	894
General and administrative expenses adjusted (9)	818	1,186
Total vessel operating expenses adjusted (10)	6,183	7,213

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for major repairs, drydocks or special or intermediate surveys.

(3)

Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)

Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as an increase to net revenue, have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

(6)

Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)

Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.

(8)

Daily management fees are calculated by dividing management fees payable in cash by fleet calendar days for the relevant time period.

(9)

Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

(10)

Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

Time Charter Equivalents Reconciliation

(Expressed in United States Dollars)

	Quarter Ended September 30, 2009	Quarter Ended September 30, 2010
Time Charter Revenues	40,100,204	28,736,569
Less Voyage Expenses	(26,846)	(60,333)
Less Commission	(2,022,143)	(1,696,816)
Total Revenue, net of voyage expenses	38,051,215	26,979,420
Total available days	1,097	1,180
Time Charter Equivalent	34,687	22,864
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	40,100,204	28,736,569
Less Voyage Expenses	(26,846)	(60,333)
Less Commission	(2,022,143)	(1,696,816)
Total Revenue, net of voyage expenses	38,051,215	26,979,420
Less Amortization of Below Market Acquired Time Charters	(4,703,848)	-
Total Revenue, net of voyage expenses Adjusted	33,347,367	26,979,420
Total available days	1,097	1,180
Time Charter Equivalent Adjusted	30,399	22,864

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Time Charter Revenues	123,990,931	89,637,904
Less Voyage Expenses	(212,142)	(245,977)
Less Commission	(6,464,805)	(5,053,971)
Total Revenue, net of voyage expenses	117,313,984	84,337,956
Total available days	3,239	3,126
Time Charter Equivalent	36,219	26,980
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	123,990,931	89,637,904
Less Voyage Expenses	(212,142)	(245,977)
Less Commission	(6,464,805)	(5,053,971)
Total Revenue, net of voyage expenses	117,313,984	84,337,956
Less Amortization of Below Market Acquired Time Charters	(13,914,851)	(5,272,803)
Total Revenue, net of voyage expenses Adjusted	103,399,133	79,065,153
Total available days	3,239	3,126
Time Charter Equivalent Adjusted	31,923	25,293

PARAGON SHIPPING INC.

Condensed Cash Flow Information

(Expressed in United States Dollars)

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Cash and Cash Equivalents, beginning of period	68,441,752	133,960,178

Operating Activities	62,219,000	48,632,762
Investing Activities	(32,800,000)	(184,244,729)
Financing Activities	38,127,575	6,263,228
Net increase / (decrease) in Cash and Cash Equivalents	67,546,575	(129,348,739)
Cash and Cash Equivalents, end of period	135,988,327	4,611,439

EBITDA Reconciliation (1)

(Expressed in United States Dollars)

	Quarter Ended September 30, 2009	Quarter Ended September 30, 2010
Net Income	17,976,781	4,132,175
Plus Net Interest expense	2,004,378	2,797,052
Plus Depreciation	8,405,012	8,609,539
EBITDA	28,386,171	15,538,766
Adjusted EBITDA Reconciliation
Net Income	17,976,781	4,132,175
Non-cash revenue and depreciation due to below market acquired time charters	(4,008,067)	695,825
Impairment loss	654,570	-
Unrealized loss from interest rate swaps	160,208	1,571,978
Non-cash expenses from the amortization of share based compensation cost recognized	355,546	2,449,193
Adjusted Net Income	15,139,038	8,849,171
Plus Net Interest expense	2,004,378	2,797,052
Plus Depreciation (2)	7,709,231	7,913,714
Adjusted EBITDA	24,852,647	19,559,937

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Net Income	52,978,021	20,597,799
Plus Net Interest expense	8,846,523	7,278,697
Plus Depreciation	25,604,655	24,770,574
EBITDA	87,429,199	52,647,070
Adjusted EBITDA Reconciliation
Net Income	52,978,021	20,597,799
Non-cash revenue and depreciation due to below market acquired time charters	(11,851,688)	(3,208,119)
Impairment loss	6,659,570	-
Profit on sale of vessel	-	(262,490)
Unrealized gain from interest rate swaps	(1,994,214)	(809,342)
Non-cash expenses from the amortization of share based compensation cost recognized	658,205	7,296,067
Adjusted Net Income	46,449,894	23,613,915
Plus Net Interest expense	8,846,523	7,278,697
Plus Depreciation (2)	23,541,492	22,705,890
Adjusted EBITDA	78,837,909	53,598,502

(1)

Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that the non-cash items do not reflect fairly the fleet operational results.

(2)

Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

 Reconciliation of GAAP Financial Information to Non-GAAP Financial Information

(Expressed in United States Dollars)

GAAP Financial Information	Quarter Ended September 30, 2009	Quarter Ended September 30, 2010
Net Income	17,976,781	4,132,175
Weighted average number of Class A common shares basic and diluted	44,653,942	49,482,858
Earnings per Class A common shares basic and diluted	0.40	0.08
Reconciliation of Net Income to Adjusted Net Income
Net Income	17,976,781	4,132,175
Non-cash revenue and depreciation due to below market acquired time charters	(4,008,067)	695,825
Impairment loss	654,570	-
Unrealized loss from interest rate swaps	160,208	1,571,978
Non-cash expenses from the amortization of compensation cost recognized	355,546	2,449,193
Adjusted Net Income	15,139,038	8,849,171
Weighted average number of common shares basic and diluted	44,653,942	49,482,858
Adjusted earnings per share basic and diluted(1)	0.33	0.17

(1)

Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information

(Expressed in United States Dollars)

GAAP Financial Information	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Net Income	52,978,021	20,597,799
Weighted average number of Class A common shares basic and diluted	34,951,005	49,481,979
Earnings per Class A common shares basic and diluted	1.50	0.40
Reconciliation of Net Income to Adjusted Net Income
Net Income	52,978,021	20,597,799
Non-cash revenue and depreciation due to below market acquired time charters	(11,851,688)	(3,208,119)
Impairment loss	6,659,570	-
Profit on sale of vessel	-	(262,490)
Unrealized gain from interest rate swaps	(1,994,214)	(809,342)
Non-cash expenses from the amortization of compensation cost recognized	658,205	7,296,067
Adjusted Net Income	46,449,894	23,613,915
Weighted average number of common shares basic and diluted	34,951,005	49,481,979
Adjusted earnings per share basic and diluted(1)	1.32	0.46

(1)

Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2009 and September 30, 2010
(Expressed in United States Dollars)
December 31, 2009		September 30, 2010
Assets
Current assets
Cash and cash equivalents	133,960,178	4,611,439
Restricted cash	31,000,000	28,144,000
Assets held for sale	18,050,402	22,442,509
Trade receivables	2,187,039	953,636
Other receivables	2,233,809	1,241,480
Prepaid expenses	464,804	318,465
Due from management company	1,231,879	2,613,829
Inventories	921,325	1,270,368
Total current assets	190,049,436	61,595,726
Fixed assets
Vessels at cost	683,721,898	800,368,623
Less: accumulated depreciation	(78,989,341)	(96,282,026)
Advances for vessels under construction	-	58,290,464
Other fixed assets	51,718	196,292
Total fixed assets	604,784,275	762,573,353
Other assets	1,380,577	1,927,374
Restricted cash	15,510,000	16,510,000
Other long-term receivables	968,560	-
Total Assets	812,692,848	842,606,453
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related
party of $17,300 and $32,421 as of December 31, 2009 and September 30, 2010 respectively)	1,951,695	3,068,452
Accrued expenses	2,416,524	2,333,152
Interest rate swaps	6,820,289	4,259,003
Deferred income	3,701,832	2,502,281
Current portion of long-term debt	39,200,000	36,933,491
Liability associated with vessel held for sale	24,900,000	12,700,000
Total current liabilities	78,990,340	61,796,379
Long-Term Liabilities
Long-term debt	270,235,000	300,026,509
Deferred income	461,390	1,088,578
Interest rate swaps	1,467,499	3,219,443
Below market acquired time charters	5,272,801	-
Total long-term liabilities	277,436,690	304,334,530
Total Liabilities	356,427,030	366,130,909
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized, none issued,
none outstanding at December 31, 2009 and September 30, 2010	-	-
Class A common shares, $0.001 par value; 120,000,000 and 750,000,000 authorized; 51,189,033 and 51,224,599 issued and outstanding at
December 31, 2009 and September 30, 2010, respectively	51,189	51,225
Class B common shares, $0.001 par value; 5,000,000 authorized
none issued and outstanding at December 31, 2008 and September 30, 2010	-	-
Additional paid-in capital	408,619,010	415,915,042
Retained earnings	47,595,619	60,509,277
Total shareholders' equity	456,265,818	476,475,544
Total Liabilities and Shareholders' Equity	812,692,848	842,606,453

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the three months ended September 30, 2009 and 2010
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	September 30, 2009	September 30, 2010
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $4,703,848 and $0 for the
three months ended September 30, 2009 and 2010, respectively)	40,100,204	28,736,569
Less: commissions (including related party commissions of $425,525 and
$376,069 for the three months ended September 30, 2009
and 2010, respectively)	2,022,143	1,696,816
Net Revenue	38,078,061	27,039,753
Expenses/(Income)
Voyage expenses	26,846	60,333
Vessels operating expenses (including expenses charged by a
related party of $44,900 and $94,367 for the three months ended
September 30, 2009 and 2010, respectively)	4,722,549	5,453,655
Dry-docking expenses	23,821	795,037
Management fees charged by a related party	903,392	1,122,363
Depreciation	8,405,012	8,609,539
General and administrative expenses (including share
based compensation of $355,546 and $2,449,193 for the three months ended
September 30, 2009 and 2010, respectively)	1,311,253	3,701,284
Impairment loss	654,570	-
Operating Income	22,030,618	7,297,542

Other Income/(Expenses)
Interest and finance costs	(2,201,783)	(2,838,063)
Loss on derivatives	(2,014,358)	(1,734,993)
Interest income	197,405	41,011
Foreign currency (loss)/gain	(35,101)	1,366,678
Total Other Expenses, net	(4,053,837)	(3,165,367)
Net Income	17,976,781	4,132,175

Earnings per Class A common share, basic and diluted	$ 0.40	$ 0.08

Weighted average number of Class A common shares, basic and diluted	44,653,942	49,482,858

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the nine months ended September 30, 2009 and 2010
(Expressed in United States Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2010
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $13,914,851 and $5,272,803 for the
nine months ended September 30, 2009 and 2010, respectively)	123,990,931	89,637,904
Less: commissions (including related party commissions of $1,343,929 and
$1,061,329 for the nine months ended September 30, 2009
and 2010, respectively)	6,464,805	5,053,971
Net Revenue	117,526,126	84,583,933
Expenses/(Income)
Voyage expenses	212,142	245,977
Vessels operating expenses (including expenses charged by a
related party of $145,100 and $241,328 for the nine months ended
September 30, 2009 and 2010, respectively)	14,823,731	14,435,705
Dry-docking expenses	88,078	2,045,677
Management fees charged by a related party	2,663,664	2,871,756
Depreciation	25,604,655	24,770,574
General and administrative expenses (including share
based compensation of $658,205 and $7,296,067 for the nine months ended
September 30, 2009 and 2010, respectively)	3,337,505	11,102,728
Impairment loss	6,659,570	-
Profit on sale of assets / vessel acquisition option	-	(851,030)
Gain from vessel early redelivery	(251,855)	(113,338)
Operating Income	64,388,636	30,075,884

Other Income/(Expenses)
Interest and finance costs	(9,408,094)	(7,567,723)
Loss on derivatives	(2,548,729)	(3,525,377)
Interest income	561,571	289,026
Foreign currency (loss)/gain	(15,363)	1,325,989
Total Other Expenses, net	(11,410,615)	(9,478,085)
Net Income	52,978,021	20,597,799

Earnings per Class A common share, basic and diluted	$ 1.50	$ 0.40

Weighted average number of Class A common shares, basic and diluted	34,951,005	49,481,979

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Shareholders' Equity
For the nine months September 30, 2009 and 2010
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
				(Accumulated
			Additional	Deficit)/
	Number of	Par	Paid-in	Retained
	Shares	Value	Capital	Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares and share based compensation	20,900,600	20,900	83,369,830		83,390,730
Dividends declared (0.15 per share)				(5,412,292)	(5,412,292)
Net Income				52,978,021	52,978,021
Balance September 30, 2009	48,039,115	48,039	401,885,320	37,454,379	439,387,738

Balance January 1, 2010	51,189,033	51,189	408,619,010	47,595,619	456,265,818
Issuance of Class A common shares, and share based compensation	44,000	44	7,296,024		7,296,068
Cancellation of restricted Class A common shares	(8,434)	(8)	8
Dividends declared (0.15 per share)				(7,684,141)	(7,684,141)
Net Income				20,597,799	20,597,799
Balance September 30, 2010	51,224,599	51,225	415,915,042	60,509,277	476,475,544

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2009 and 2010
(Expressed in United States Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2010

Cash flows from operating activities
Net Income	52,978,021	20,597,799
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	25,604,655	24,770,574
Impairment loss	6,659,570	-
Profit on sale of assets / vessel acquisition option	-	(851,030)
Amortization of below and above market acquired time charters	(13,914,851)	(5,272,803)
Amortization of financing costs	901,185	697,606
Share based compensation	658,205	7,296,067
Unrealized gain on interest rate swaps	(1,994,214)	(809,342)
Changes in assets and liabilities
Trade receivables	(631,832)	1,233,403
Other receivables	290,580	992,329
Prepaid expenses	(478,982)	146,339
Inventories	147,982	(349,043)
Due from management company	(2,548,537)	(1,381,950)
Other long term receivables	(1,553,196)	968,560
Trade accounts payable	(754,102)	1,116,757
Accrued expenses	(2,339,340)	49,859
Deferred income	(806,144)	(572,363)
Net cash from operating activities	62,219,000	48,632,762
Cash flow from Investing Activities
Net proceeds from sale of assets / vessel acquisition option	-	18,901,432
Acquisition of vessels and capital expenditures	-	(146,551,672)
Payments for vessels under construction	-	(58,290,464)
Other fixed assets	-	(160,025)
Restricted cash (net)	(32,800,000)	1,856,000
Net cash used in investing activities	(32,800,000)	(184,244,729)
Cash flows from financing activities
Proceeds from long-term debt	30,000,000	70,000,000
Repayment of long-term debt	(68,625,000)	(54,675,000)
Payment of financing costs	(250,549)	(1,377,631)
Proceeds from the issuance of Class A common shares (net)	82,415,416	-
Dividends paid	(5,412,292)	(7,684,141)
Net cash from financing activities	38,127,575	6,263,228
Net increase / (decrease) in cash and cash equivalents	67,546,575	(129,348,739)
Cash and cash equivalents at the beginning of the period	68,441,752	133,960,178
Cash and cash equivalents at the end of the period	135,988,327	4,611,439
Supplemental disclosure of cash flow information
Cash paid during the period for interest	10,078,148	6,066,753